METZGER & McDONALD PLLC
                 (formerly Prager, Metzger & Kroemer PLLC)
                 A PROFESSIONAL LIMITED LIABILITY COMPANY
                     ATTORNEYS, MEDIATORS & COUNSELORS

STEVEN C. METZGER     3626 N. HALL STREET, SUITE 800
DIRECT DIAL 214-740-5030  DALLAS, TEXAS 75219-5133     FACSIMILE 214-224-7555
SMETZGER@PMKLAW.COM           214-969-7600                       214-523-3838
                             WWW.PMKLAW.COM                      214-969-7635


                              December 18, 2008

                                 Via EDGAR


The Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-7010
Attn:   Joanna Lam, Staff Accountant
        Ronald Winfrey, Petroleum Engineer
        Karl Hiller, Branch Chief
        Division of Corporation Finance
        Mail Stop 7010


        Re: Spindletop Oil & Gas Co. (Commission File No. 000-18774; CIK No. 0000867038) - Form 10-K/A for the fiscal year ended December 31, 2007 filed November 20, 2008; Form 10-Q for quarter ended September 30, 2008 filed November 14, 2008

Ladies and Gentlemen:


     On behalf of Spindletop Oil & Gas Co., a Texas corporation (the "Company"), this letter is being filed as a supplemental letter uploaded on the EDGAR system in response to a letter of comments of the Staff of the Securities and Exchange Commission dated November 26, 2008. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. On such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.

     This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or
Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

                                                Very truly yours,
                                                /s/ Steven C. Metzger
                                                Steven C. Metzger






                                SCHEDULE 1

                   Response to Comments of the Staff of
                  The Securities and Exchange Commission
               by letter dated November 26, 2008 with respect to
             Form 10-K/A for the year ended December 31, 2007 and
               Form 10-Q for quarter ended September 30, 2008 of
                         Spindletop Oil & Gas Co.
                       Commission File No. 000-18774

     The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated November 26, 2008 with respect to Form 10-K/A for the fiscal year ended December 31, 2007 and Form 10-Q for quarter ended September 30, 2008 of Spindletop Oil & Gas Co. For convenience, each comment of the Staff is Restated below, with our response noted immediately following each comment. Also included in such response is a letter/page reference to the text of the Form 10-K/A for the fiscal year ended December 31, 2007 or Form 10-Q for the quarter ended September 30, 2008, as applicable, and/or a reference to the date of supplemental information provided to the Staff. For convenience, in the responses, Spindletop Oil & Gas Co. is referred to as the "Registrant" or the "Issuer" or the "Company" or "Spindletop. "

Form 10-K/A for the fiscal year ended December 31, 2007
-------------------------------------------------------

Controls and Procedures, Page 37
--------------------------------

     Comment/Observation No. 1. We note you have not complied with prior comment 3(b), as you continue to state that your disclosure controls and procedures were effective as of the end of the fiscal year. While we understand that you may have reached this conclusion when performing your evaluation, we believe that you will need to further revise your disclosure to clarify that having subsequently considered the omission of the required disclosure about internal control over financial reporting, you must now conclude that your disclosure controls and procedures were not effective as of December 31, 2007. Please contact us by telephone if you require further clarification or guidance. We reissue prior comment 3.


     Response to Comment/Observation No. 1.

     In your comment 3(b) of your letter dated October 16, 2008, you state there was an omission of the required disclosure about internal control over financial reporting, which was true in the originally filed Form 10-K.
However, such required disclosure was included in the filed form 10-K/A on page 38, the fourth paragraph from the bottom of the page which reads as follows:


"Management of the Company has assessed the effectiveness of its internal control over financial reporting at December 31, 2007. To make this assessment, the Company used the criteria for effective internal control over financial reporting described in Internal Control Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management of the Company concluded that as of December 31, 2007, the internal control system over financial reporting met those criteria and was effective.


As stated, management concluded in the amended Form 10-K/A that the Company's internal control system over financial reporting was effective.
A typographical error occurred in the omission of the paragraph in the originally filed Form 10-K.



Form 10-Q for the Fiscal Quarter Ended September 30, 2008
---------------------------------------------------------

Controls and Procedures, page 13.
---------------------------------

     Comment/Observation No. 2. We note that although you modified disclosures in the amendments to your first and second quarter interim reports in response to prior comment 5, to clarify disclosures about how your disclosure controls and procedures are effective, you have not provided sufficient clarity in the corresponding disclosure in you third quarter report. We reissue comment 5.

     Response to Comment/Observation No. 2.

     The disclosures in our Quarterly Report Form 10-Q for the quarter ended September 30, 2008 will be amended and filed with the SEC stating the that disclosure controls and procedures are effective, as was done with the first and second quarter form 10-Q/A which were filed.



Engineering Comments
--------------------

Quantities of Proved Reserves, Page 76
--------------------------------------

     Comment/Observation No. 3.

     We note your response to prior comment 11, regarding the need to disclose the reasons for significant changes in estimates of proved reserves. Although we should have referred to the significant revisions to your 2005 proved reserves, rather than significant revisions of your 2006 proved reserves, we would like you to comply with paragraph 11 of SFAS 69. Under this guidance, we would expect you to identify and discuss the technical factors that led to the significant revisions of your 2005 proved reserves, i.e. the decreases amounting to 137,414 barrels of oil and 6,822,992 MCF of gas. Please ensure that you include this required disclosure when filing your amendment.

     Response to Comment/Observation No. 3.

     The main reason for the decrease in revision of prior estimates was due to the Company entering into an agreement with a third party which was fully disclosed in Forms 8-K dated August 25, 2006 and October 26, 2006. In this agreement, the Company would relinquish 50% of its working interest in over 11,500 acres in return for the third party conduction and paying for all drilling costs. This 50% reduction in the Company's ownership interest in these reserves was the significant factor in this reduction in reserve quantities.


     The Company has already filed an amended 10-K/A for the year ended 2007, at the request of the SEC Staff in its initial comment letter dated August 26, 2008. At the time the amended Form 10-K/A was filed, the SEC staff had several comments that it had referred to its engineering staff for which they had not received a response. The SEC staff however wanted the Company to go ahead and
file the amended Form 10-K/A.   Since an amended 10-K/A was filed answering all
of the SEC staff's requests, we herewith request that a second amended
Form 10-K/A not be required to file because of the additional time and cost that would be required of the company for this single amendment.









































                         SPINDLETOP OIL & GAS CO.
                              ACKNOWLEDGMENT

The undersigned, on behalf of Spindletop Oil & Gas Co., a Texas corporation (the "Company"), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated November 26, 2008, does hereby acknowledge on behalf of the Company that:

       1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the "Commission").

       2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

       3. The company may not assert Staff comments as a defense in any Proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 18th day of December, 2008.

                                          SPINDLETOP OIL & GAS CO.
                                          By: /s/ Robert E. Corbin
                                          Robert E. Corbin, Controller,
                                          Principal Financial Officer